Exhibit 12.01

NSP-MINNESOTA AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Three Months Ended March 31, 2016	Year Ended Dec. 31
		2015	2014	2013	2012	2011
Earnings, as defined:
Pretax income from operations	$141,097	$537,573	$603,005	$575,203	$515,665	$544,630
Add: Fixed charges	61,546	240,148	233,386	227,301	243,317	249,587
Total earnings, as defined	$202,643	$777,721	$836,391	$802,504	$758,982	$794,217
Fixed charges, as defined:
Interest charges	$54,015	$208,763	$199,667	$191,889	$201,158	$208,003
Interest component of leases	7,531	31,385	33,719	35,412	42,159	41,584
Total fixed charges, as defined	$61,546	$240,148	$233,386	$227,301	$243,317	$249,587
Ratio of earnings to fixed charges	3.3	3.2	3.6	3.5	3.1	3.2